May 6, 2008

VIA U.S. MAIL AND FACSIMILE

Michael D. Pappas, Esq.
Associate General Counsel
Genworth Life and Annuity Insurance Company
6610 W. Broad Street
Richmond, Virginia 23230

> Re: Genworth Life & Annuity VA Separate Account 4
> Genworth Life & Annuity Insurance Company
> Initial Registration Statement filed on Form N-4
> File Nos. 333-149595 and 811-22190
>
> Genworth Life of New York VA Separate Account 2
> Genworth Life Insurance Company of New York
> Initial Registration Statement filed on Form N-4
> File Nos. 333-149596 and 811-22191

Dear Mr. Pappas:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on March 7, 2008. The registration statement received a full review. Based on our review, we have the following comments (page numbers refer to the courtesy copy provided to the staff):

1.   Fee Table

a.   Please consider including an explanation that the M&E for the "L Share" option is assessed for the duration of the contract (not merely the duration of the standard surrender charge schedule).

b.   Please explain how the "Maximum Total Separate Account Annual Expenses" are calculated given that the base against which the various charges are assessed are different.

2.   Annual Portfolio Expenses

Please advise the staff whether any of the available portfolio companies invest in shares of one or more Acquired Funds. If so, please confirm that Total Annual Portfolio Operating Expenses for the portfolio company include fees and expenses incurred indirectly by the portfolio company as a result of investment in shares of one or more Acquired Funds, calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

3.   Power of Attorney (Part C)

        If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney "relates to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

4.   Financial Statements, Exhibits, and Other Information

        Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

        Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me. If you are of the opinion that no change in the registration statement is necessary in response to any comment, so indicate in a letter to the staff and state the basis for your opinion. Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed by the Assistant Director of the Division of Investment Management, Office of Insurance Products, after the above comments are resolved. Accordingly, the staff reserves the right to comment further on any forthcoming amendments**.**

　　　　After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

　　　　If you have any questions or comments, please feel free to call me at (202) 551-6765. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760.

Sincerely,

Mark A. Cowan
Senior Counsel
Office of Insurance Products